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                                                                    EXHIBIT 14

[TALBERT LOGO]

3540 Howard Way
Costa Mesa, CA 92626

August 20, 1997

TO THE STOCKHOLDERS OF TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

Dear Stockholder:

I am pleased to report that on August 14, 1997, Talbert Medical Management Holdings Corporation ("Talbert") entered into a merger agreement with MedPartners, Inc., a Delaware corporation ("MedPartners"), and its wholly-owned subsidiary, Talmed Merger Corporation, a Delaware corporation (the "Subsidiary"), that provides for the acquisition of all of the Common Stock of Talbert by the Subsidiary at a price of $63.00 per share, net to the seller. Under the terms of the proposed transaction, the Subsidiary has commenced a tender offer for all outstanding shares of Talbert Common Stock (together with their associated rights) at $63.00 per share. The tender offer is currently scheduled to expire at 12:00 midnight (New York City time) on September 19, 1997.

Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the Subsidiary will be merged with and into Talbert, and all shares not purchased in the tender offer will be converted in the right to receive $63.00 per share in cash, net to seller, without interest.

YOUR BOARD OF DIRECTORS HAS, BY A UNANIMOUS VOTE OF THE DIRECTORS PRESENT, APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE RELATED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, TALBERT STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS, BY A UNANIMOUS VOTE OF THE DIRECTORS PRESENT, HAS RECOMMENDED THAT ALL TALBERT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. The factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Talbert with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

The management and directors of Talbert thank you for the support you have given Talbert.

On behalf of the Board of Directors,

Sincerely,

/s/ JACK D. MASSIMINO
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Jack D. Massimino
President and Chief Executive Officer